    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 2000
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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                INNERDYNE, INC.

                           (Name of Subject Company)

                                INNERDYNE, INC.
                      (Name of Person(s) Filing Statement)

                                   45764D102
                     (CUSIP Number of Class of Securities)

                              1244 REAMWOOD AVENUE
                              SUNNYVALE, CA 94089
                                 (408) 745-6010
  (Address, including Zip Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)

                            ------------------------

                               WILLIAM G. MAVITY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                INNERDYNE, INC.
                              1244 REAMWOOD AVENUE
                              SUNNYVALE, CA 94089
                                 (408) 745-6010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                    COPY TO:

                             ALAN TALKINGTON, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                               400 SANSOME STREET
                            SAN FRANCISCO, CA 94111
                                 (415) 392-1122

                            ------------------------

/ /  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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1. SUBJECT COMPANY INFORMATION.

    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is InnerDyne, Inc., a Delaware corporation. The address of the principal executive offices of InnerDyne is 1244 Reamwood Avenue, Sunnyvale, California 94089. The telephone number of the principal executive offices of InnerDyne is (408) 745-6010. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share (the "Shares"). As of October 12, 2000, there were 23,081,639 Shares outstanding.

2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The name, business address and business telephone number of InnerDyne, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

    The Schedule 14D-9 relates to the offer of Tyco Acquisition Corp. X ("Tyco Acquisition"), a Delaware corporation and a wholly-owned subsidiary of Tyco International Ltd. ("Tyco"), a Bermuda company, disclosed in a tender offer statement on Schedule TO and the prospectus included therewith, dated
October 18, 2000, to exchange each outstanding Share for a fraction of a Tyco common share, based on an exchange ratio determined by dividing $7.50 by the average share price computed by taking the average of the daily volume-weighted selling prices per Tyco common share on the New York Stock Exchange (as reported by Bloomberg Financial Markets) for the five consecutive trading days ending on the second trading day before the expiration date preceding the first acceptance of shares in the offer, upon the terms and subject to the conditions set forth in the prospectus, and in the related letter of transmittal.

    The offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 3, 2000, among Tyco Acquisition, VLMS, Inc. a Delaware corporation and wholly-owned subsidiary of Tyco Acquisition ("Merger Sub") and InnerDyne, and guaranteed by Tyco. The merger agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement, Merger Sub will be merged with and into InnerDyne, and InnerDyne will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the merger (the "Effective Time"), each Share then outstanding (other than Shares held by Tyco, Merger Sub, InnerDyne or Tyco Acquisition Corp. X or stockholders who perfect appraisal rights under Delaware law, which will be available if the merger is completed pursuant to Section 253 of the Delaware General Corporation Law) will be converted into the right to receive the same consideration for which shares are exchanged in the offer. A copy of the merger agreement is incorporated herein by reference as Exhibit (e)(1).

    The Schedule TO states that the principal executive offices of Tyco, Tyco Acquisition and Merger Sub are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information contained under the caption "Interest of Certain Persons" in the prospectus included in the Schedule TO, and in the Information Statement which is attached hereto as Annex A, is incorporated herein by reference. Each material agreement, arrangement or understanding and any actual or potential conflict of interest between InnerDyne and (1) InnerDyne's executive officers, directors or affiliates or (2) Tyco, Merger Sub or Tyco Acquisition or their respective executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence or set forth below.

TREATMENT OF OPTIONS

    The merger agreement provides that except for options granted under InnerDyne's 1989 Incentive Stock Plan after April 7, 1993, all outstanding options under InnerDyne's stock option plans that are not fully vested will become fully vested and immediately exercisable so that each option holder may exercise its option to purchase Shares prior to the Effective Time. If an option holder does not exercise his option to purchase Shares prior to the Effective Time, such option will expire and the option holder will receive cash for such option as provided in the merger agreement. The cash amount to be received will be equal to the amount by which (i) the product of the Exchange Ratio and the Average Share Price, (each as defined below) multiplied by the number of Shares for which the option was exercisable as of the Effective Time exceeds (ii) the aggregate exercise price of the Shares purchasable pursuant to such option (the "Cash Payment Formula"). The "Exchange Ratio" is equal to $7.50 divided by the Average Share Price and is subject to adjustment as provided in the merger agreement. The "Average Share Price" is the average of the daily volume-weighted selling prices per Tyco common share on the New York Stock Exchange (as reported by Bloomberg Financial Markets) for each of the five consecutive trading days ending on the second trading day before the expiration date preceding the first acceptance of shares for exchange in the offer. If the merger transaction is not consummated, the acceleration of the options shall not be effective and the options shall be subject to their original vesting and exercise provisions contained in the stock option plans.

    Those option holders who were granted options under InnerDyne's 1989 Incentive Stock Plan after April 7, 1993 and who do not exercise their option to purchase Shares before the Effective Time may choose to receive cash according to the Cash Payment Formula or to have their options to purchase Shares converted into options to purchase Tyco common shares. Any such holder desiring to choose to receive cash according to the Cash Payment Formula must do so prior to the Effective Time. If such holders do not choose to receive cash payment for their options, each option will be exercisable for that number of whole Tyco common shares equal to the product of the number of Shares that were issuable upon exercise of the option immediately prior to the Effective Time, multiplied by the Exchange Ratio and rounded down to the nearest whole number of Tyco common shares. The exercise price per Tyco common share will be equal to the quotient obtained by dividing the exercise price per share at which the option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Such options will otherwise continue to have, and be subject to, the same terms and conditions set forth in the 1989 Incentive Stock Plan and applicable stock option award agreement.

    Options to purchase Shares have been granted to directors and executive officers under various InnerDyne stock option plans.

    The following table sets forth, with respect to each of the executive officers and the non-employee directors of InnerDyne:

    - the number of Shares subject to options held by such persons that will be exercisable immediately upon the consummation of the merger (including options that are currently exercisable as well as options which will become exercisable in connection with the transactions contemplated by the merger agreement);

    - the weighted average exercise price of the options held by such persons;

    - the aggregate cash value of such options, (i.e., the total stock value less the exercise price) based upon an assumed per share amount of consideration to be received by InnerDyne stockholders in the offer and the merger of $7.50 in Tyco common shares, as set forth in the merger agreement.

                                                    OPTIONS WHICH   WEIGHTED AVERAGE
                                                       WILL BE       EXERCISE PRICE    AGGREGATE VALUE
NAME                                                 EXERCISABLE       PER SHARE         OF OPTIONS
----                                                -------------   ----------------   ---------------
William G. Mavity.................................     985,416           $1.60          $5,813,954.40
Daniel J. Genter..................................     329,990           $1.84          $1,867,743.40
Robert M. Curtis..................................      92,000           $3.11          $  403,880.00
Edward W. Benecke.................................      54,000           $3.74          $  203,040.00
Steven N. Weiss...................................      30,000           $3.78          $  111,600.00
John A. Hinds.....................................      20,000           $4.34          $   63,200.00

ASSUMPTION OF WARRANTS

    InnerDyne has issued warrants to acquire its common stock to Cruttenden Roth Incorporated. At the Effective Time, Tyco will assume each warrant to purchase InnerDyne common stock and such warrant will become a warrant to purchase that number (rounded to the nearest whole number) of Tyco common shares that Cruttenden Roth would have been entitled to receive pursuant to the merger had it exercised such warrant in full immediately prior to the Effective Time. The per share exercise price for the shares purchasable pursuant to the warrant will be determined by dividing the aggregate exercise price of InnerDyne Shares otherwise purchasable pursuant to such warrant by the number of Tyco common shares deemed purchasable pursuant to such warrant.

CERTAIN EXECUTIVE AGREEMENTS

    InnerDyne entered into change of control agreements with executive officers William G. Mavity, President and Chief Executive Officer of InnerDyne, and Daniel J. Genter, Senior Vice President, Sales & Marketing. The agreement with Mr. Mavity provides that if he is terminated without cause within two years after a change in control, stock options granted to him over the course of his employment with InnerDyne and held by the him on the date of termination will become immediately vested on the termination date and will be exercisable in accordance with the provisions of the option agreement and plan pursuant to which such option was granted. In addition, Mr. Mavity would receive payments for all salary, bonuses and unpaid vacation accrued as of the date of termination and his benefits would be continued under InnerDyne's then existing benefit plans and policies in effect on the date of termination and in accordance with applicable law and the offer letter to such individual. InnerDyne's agreement with Mr. Genter contains similar provisions but would be triggered if he were to be terminated without cause within one year after a change of control.

    Under InnerDyne's offer letter to Mr. Mavity, dated September 15, 1993,
Mr. Mavity would receive a severance payment equal to one year of his base salary if his employment with InnerDyne is terminated without cause. Mr. Genter is a party to a letter agreement, dated August 15, 1999, with InnerDyne, which provides that he would receive a severance payment equal to six months of his base compensation upon his termination without cause by InnerDyne.

INDEMNIFICATION

    InnerDyne, as the surviving corporation, will indemnify present and former directors and officers of InnerDyne against all claims arising out of actions and omissions occurring on or prior to the effective time of the merger to the same extent as the InnerDyne Certificate of Incorporation or By-laws, or any indemnification contract or agreement in effect on the date of the merger agreement. Furthermore, Tyco Acquisition has also agreed to maintain for six years, subject to certain cost limitations, a policy of directors' and officers' liability insurance with respect to matters occurring on or before the effective time of the merger for the benefit of the present and former directors and officers of InnerDyne.

THE MERGER AGREEMENT

    The following is a description of the material terms of the merger agreement but does not purport to describe all the terms of the agreement. The complete text of the merger agreement is incorporated by reference as Exhibit (e)(1) to this Schedule 14D-9. All stockholders are urged to read the merger agreement in its entirety because it is the legal document that governs the offer and the merger.

THE OFFER

    TERMS OF THE OFFER. The merger agreement provides for Tyco Acquisition's offer to exchange Tyco common shares in accordance with the exchange ratio described below, for each outstanding share of common stock of InnerDyne that is validly tendered and not properly withdrawn. The merger agreement provides that the fraction of a Tyco common share into which each share of InnerDyne common stock will be converted in the offer will be determined by dividing $7.50 by the average of the daily volume-weighted selling prices per Tyco common share on the New York Stock Exchange (as reported by Bloomberg Financial Markets) for each of the five consecutive trading days ending on the second trading day before the expiration date preceding the first acceptance of InnerDyne shares for exchange in the offer.

    The merger agreement prohibits Tyco Acquisition, without the consent of InnerDyne, from amending or waiving the minimum tender condition or amending the offer to change the form of consideration to be paid, decreasing the price per share of InnerDyne common stock or the number of shares of InnerDyne common stock sought in the offer, imposing additional conditions to the offer, extending the expiration date of the offer except as described below or making any other change which is adverse to the holders of the shares of InnerDyne common stock.

    MANDATORY EXTENSIONS OF THE OFFER. If any of the conditions to the offer are not satisfied or waived on any scheduled expiration date of the offer, Tyco Acquisition will extend the offer until such conditions are satisfied or waived; provided that (i) no extension will exceed ten business days and (ii) Tyco Acquisition is not required to extend the offer beyond April 30, 2001.

    OPTIONAL EXTENSIONS OF THE OFFER. Tyco Acquisition has the right (i) to extend the offer if and to the extent required by applicable rules and regulations of the SEC and (ii) if at least a majority but less than 90% of the InnerDyne shares have been validly tendered in the offer at the scheduled or extended expiration date, to accept the tendered shares and to extend the offer for an aggregate period of not more than twenty business days beyond the expiration date occurring prior to the first acceptance of InnerDyne shares for exchange in the offer.

    PROMPT EXCHANGE FOR INNERDYNE SHARES AFTER THE CLOSING OF THE
OFFER. Subject to the conditions of the offer, Tyco Acquisition will accept for exchange, and will exchange all shares of InnerDyne common stock validly tendered and not properly withdrawn pursuant to the offer as soon as practicable after the expiration date of the offer and acceptance of the tendered shares.

THE MERGER

    The merger agreement provides that Merger Sub will be merged with and into InnerDyne as promptly as practicable following the satisfaction or waiver of the conditions set forth in the merger agreement. Under the terms of the merger agreement, at the closing of the merger, each outstanding share of InnerDyne common stock will be converted into the same fraction of a Tyco common share as was exchanged in the offer. Notwithstanding the foregoing, the merger consideration will not be exchangeable in respect of InnerDyne shares held by InnerDyne, Tyco, Tyco Acquisition or Merger Sub or stockholders exercising appraisal rights, if available.

    EFFECTIVE TIME OF THE MERGER. The merger will become effective upon the filing of certificate of merger with the Secretary of State of the State of Delaware. The filing of the certificate of merger will take place as soon as practicable after satisfaction or waiver of the conditions described below under "Conditions to the Merger."

    CERTIFICATE OF INCORPORATION; BY-LAWS; DIRECTORS AND OFFICERS. The certificate of incorporation of InnerDyne in effect at the effective time will be the certificate of incorporation of the surviving corporation (except that such certificate of incorporation shall be amended to provide that the number of shares that the surviving corporation shall have the authority to issue is 10,000 shares of common stock, par value $0.01 per share) until thereafter amended in accordance with the provisions of the certificate of incorporation and as provided by the DGCL. The by-laws of Merger Sub in effect at the Effective Time will be the by-laws of the surviving corporation until thereafter amended in accordance with the provisions of the by-laws, the certificate of incorporation of the surviving corporation and the DGCL.

    From and after the Effective Time and until their respective successors are duly elected or appointed and qualified (i) the directors of Merger Sub at the effective time will be the directors of the surviving corporation and (ii) the officers of InnerDyne at the effective time will be the officers of the surviving corporation.

INNERDYNE BOARD OF DIRECTORS

    Upon the acceptance for exchange of shares of InnerDyne common stock pursuant to the offer, Tyco Acquisition will be entitled to designate a number of directors (rounded up to the next whole number) that equals the product of
(i) the total number of directors on InnerDyne's board of directors and
(ii) the percentage that the number of shares beneficially owned by Tyco and its subsidiaries bears to the total number of shares of InnerDyne common stock outstanding. Until the merger has become effective, InnerDyne's board of directors will consist of at least two members who were directors of InnerDyne prior to the consummation of the offer. The merger agreement provides that, prior to the Effective Time of the merger, the affirmative vote of the continuing InnerDyne directors will be required to:

    - terminate the agreement on behalf of InnerDyne,

    - amend the agreement when such amendment requires approval of InnerDyne's board of directors,

    - waive compliance with any rights, benefits or remedies contained in the merger agreement,

    - extend the time for performance of Tyco Acquisition and Merger Sub obligations under the merger agreement, or

    - approve any other action of InnerDyne which is reasonably likely to adversely affect the holders of InnerDyne common stock.

TREATMENT OF INNERDYNE STOCK OPTIONS AND WARRANTS

    Each InnerDyne stock option which was granted under the InnerDyne, Inc. 1987 Stock Option Plan, the InnerDyne, Inc. 1996 Stock Option Plan, and the InnerDyne, Inc. 2000 Directors' Option Plan and options granted before April 8, 1993 under the InnerDyne, Inc. 1989 Incentive Stock Option Plan, whether or not otherwise vested or exercisable, will become fully vested and exercisable shortly before the effective time of the merger. Any such option that is not exercised before the effective time will be cancelled at the effective time in exchange for a cash payment equal to $7.50 (subject to certain adjustments described in the merger agreement) less the exercise price-per-share of the option, multiplied by the number of shares of InnerDyne common stock subject to such option.

    Each InnerDyne stock option granted after April 7, 1993 under the 1989 Option Plan will be converted into an option to purchase Tyco common shares unless the holder of such option elects to have it treated the same as other InnerDyne stock options, as described in the previous paragraph. Each converted option shall be exercisable upon the same terms and conditions as those under the 1989 Option Plan and the applicable option agreement, including the vesting schedule, except that (i) each such option will be exercisable for that number of Tyco shares (rounded down to the nearest whole share) that the holder of such option would have received had he exercised the option prior to the merger (I.E., the number of shares the option was exercisable into immediately prior to the effective time multiplied by the exchange ratio in the offer), and (ii) the exercise price per Tyco share will be an amount (rounded up to the nearest whole cent) equal to the exercise price per share subject to such option in effect immediately prior to the effective time divided by the exchange ratio in the offer.

    Outstanding warrants expiring May 14, 2001 to acquire 232,500 shares of InnerDyne common stock at a price of $4.20 per share will be converted as a result of the merger into warrants to acquire Tyco common shares. The number of Tyco shares issuable upon exercise of the warrants will be the number of shares (rounded to the nearest whole number) that would have been received by warrantholders if the warrants had been exercised immediately prior to the merger. The exercise price per Tyco common share will be the aggregate exercise price of the warrants divided by the number of Tyco shares issuable upon exercise.

REPRESENTATIONS AND WARRANTIES

    InnerDyne has made customary representations and warranties in the merger agreement about itself. Tyco Acquisition has made customary representations and warranties about Tyco and its subsidiaries.

CONDUCT OF BUSINESS PENDING MERGER

    The merger agreement obligates InnerDyne, until the earlier of the termination of the merger agreement or the consummation of the merger, to conduct its business only in the ordinary and usual course of business consistent with its past practice, to use reasonable commercial efforts to preserve the business organization of InnerDyne as it has historically been conducted (it being understood that, notwithstanding the efforts of InnerDyne, changes or disruptions resulting from the announcement of the execution of the merger agreement and the proposed consummation of the transaction contemplated by the merger agreement, including impacts on customers, distributors, license partners, employees or consultants, may occur), to keep available the services of the present officers, employees and consultants of InnerDyne and to preserve the relationships of InnerDyne with its customers, suppliers and other persons with which InnerDyne has significant business relations. In particular, subject to certain exceptions, InnerDyne has agreed that, without Tyco Acquisition's prior written consent, it will not:

    1. amend or otherwise change InnerDyne's Certificate of Incorporation or By-laws;

    2. issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or any other ownership interest in InnerDyne or any of its affiliates, subject to certain exceptions in the case of InnerDyne's equity-based incentive plans;

    3. sell, pledge, dispose of or encumber any assets of InnerDyne, other than sales of assets in the ordinary course of business and in a manner consistent with past practice or pursuant to other limited exceptions;

    4. - declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock,

       - split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock,

       - amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any of its securities or any option, warrant or right to acquire any such securities, or

       - settle, pay or discharge any claim, suit or other action brought or threatened against InnerDyne with respect to or arising out of a stockholder equity interest in InnerDyne;

    5.  - make any acquisitions,

       - incur any indebtedness for borrowed money, other than pursuant to existing credit facilities,

       - issue any debt securities or assume, guarantee or endorse or otherwise become responsible for, the obligations of any person, or make any loans or advances (including loans and advances to employees of InnerDyne to fund the exercise price of InnerDyne options or otherwise to purchase shares of InnerDyne common stock), other than in the ordinary course of business consistent with past practice,

       - authorize any capital expenditures or purchases of fixed assets which are, in the aggregate, in excess of $1,200,000 over the 12 months from the date of the merger agreement, or

       - enter into or materially amend any contract, agreement, commitment or arrangement to effect any of the above;

    6. - except as otherwise provided in the merger agreement, increase the compensation or severance payable or to become payable to its directors, officers, employees or consultants except in accordance with past practice,

       - grant any severance or termination pay (except to make payments required to be made under obligations existing on the date of the merger agreement in accordance with the terms of such obligations) to, or enter into or amend any employment or severance agreement with, any current or prospective employee of InnerDyne, or

       - except as otherwise provided in the merger agreement, establish, adopt, enter into or amend any collective bargaining agreement, benefit plan (including any plan that provides for the payment of bonuses or incentive compensation), trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or consultants or any of their beneficiaries;

    7.  change accounting policies or procedures;

    8. make any tax election or settle or compromise any United States federal, state, local or non-United States tax liability;

    9. pay, discharge or satisfy any claims, liabilities or obligations out of the ordinary course of business in excess of $100,000 in the aggregate;

    10. enter into, modify or renew any contract, agreement or arrangement, whether or not in writing, for the distribution of InnerDyne's products, for the licensing of its technology or for any material research and development collaboration; or

    11. take, or agree in writing or otherwise to take, any of the actions described in (1)--(10) above or any action which would make any of the representations or warranties of InnerDyne contained in the merger agreement untrue or incorrect or prevent InnerDyne from performing or cause InnerDyne not to perform its covenants under the merger agreement.

CONDUCT OF BUSINESS OF TYCO

    Tyco Acquisition has agreed that, prior to the consummation of the merger, Tyco will conduct its business and that of its subsidiaries in the ordinary course of business and consistent with past practice, including actions taken by Tyco or its subsidiaries in contemplation of the merger, and will not, without the prior written consent of InnerDyne:

    1.  amend or otherwise change Tyco's Memorandum of Association or Bye-Laws;

    2. make or agree to make any acquisition of any business or any corporation, partnership, association or other business organization or division thereof or of any assets of any other person or disposition of assets, which, in any such case, would materially delay or prevent the consummation of the offer, the merger and the other transactions contemplated by the merger agreement;

    3. declare, set aside, make or pay any dividend or other distribution on any of its capital stock, other than the regular quarterly cash dividends and other than a dividend to Tyco by a wholly-owned subsidiary of Tyco;

    4. change accounting policies or procedures except as required by a change in GAAP occurring after the date of the merger agreement; or

    5. take, or agree in writing or otherwise to take, any action which would make any of Tyco Acquisition's representations or warranties contained in the merger agreement untrue or incorrect or prevent Tyco Acquisition from performing its covenants under the merger agreement.

NO SOLICITATION

    InnerDyne has agreed that it will not solicit or encourage the initiation of any inquiries or proposals regarding any merger, sale of assets, sale of shares of capital stock or similar transactions involving InnerDyne that if consummated would constitute an "Alternative Transaction." An Alternative Transaction means:

    - any transaction pursuant to which any third party acquires more than 30% of the outstanding shares of any class of InnerDyne's equity securities, whether from InnerDyne or pursuant to a tender offer or exchange offer or otherwise,

    - a merger or other business combination involving InnerDyne pursuant to which any third party acquires more than 30% of the outstanding equity securities of InnerDyne or the entity surviving such merger or business combination,

    - any transaction pursuant to which any third party acquires or would acquire control of more than 30% of the fair market value of all of the assets of InnerDyne immediately prior to such transaction, or

    - any other consolidation, business combination, recapitalization or similar transaction involving InnerDyne, other than transactions contemplated by the offer and the merger agreement.

    Any inquiry or proposal by a third party to effect an Alternative Transaction is referred to as an "Acquisition Proposal."

    Until the initial acceptance of the shares of InnerDyne for exchange in the offer, if InnerDyne's board of directors, following consultation with independent legal counsel, reasonably determines in good faith that such action is or is reasonably likely to be required to discharge properly its fiduciary duties, InnerDyne's Board of Directors, after notice to Tyco Acquisition, is permitted to:

    - furnish information to a third party which has made, but was not solicited to make in violation of the merger agreement, a BONA FIDE Acquisition Proposal that would, if consummated, constitute a "Superior Proposal." A Superior Proposal means any proposal made by a third party to acquire, directly or indirectly, for cash and/or securities, all of InnerDyne's equity securities, or all or substantially all of InnerDyne's assets on terms which InnerDyne's board of directors reasonably believes (after consultation with a nationally recognized financial advisor) to be more favorable from a financial point of view to InnerDyne stockholders than the merger and the transactions contemplated by the merger agreement, taking into account at the time of determination any changes to the financial terms of the merger proposed by Tyco Acquisition, and is also more favorable to InnerDyne taking into account all other factors deemed relevant by the InnerDyne board under Delaware law; however, a Superior Proposal may be subject to a diligence review and other customary conditions; and

    - consider and negotiate a BONA FIDE Acquisition Proposal that is a Superior Proposal not solicited in violation of the merger agreement.

    Neither InnerDyne nor InnerDyne's Board of Directors may withdraw or modify, or propose to withdraw or modify, in a manner adverse to Tyco Acquisition, the InnerDyne Board's recommendation with respect to the offer, its adoption of the merger agreement or its approval of the merger, except to the extent that InnerDyne's Board of Directors reasonably determines in good faith and after consultation with independent legal counsel that it is or is reasonably likely to be required to do so in order to discharge properly its fiduciary duties.

    In addition, unless the merger agreement has been terminated in accordance with its terms, InnerDyne and InnerDyne's Board of Directors may not enter into any agreement with respect to, or otherwise approve or recommend, or propose to approve or recommend, any Acquisition Proposal or Alternative Transaction.

    The merger agreement expressly provides that the foregoing covenants do not prohibit InnerDyne from taking and disclosing to its stockholders a position regarding an Alternative Transaction or Acquisition Proposal required by the Exchange Act or from making any disclosure to its stockholders required by applicable law, rule or regulation.

    InnerDyne has agreed:

    - that it will not redeem the rights issued under the Preferred Shares Rights Agreement, dated as of September 19, 1997, as amended, between InnerDyne and the American Stock Transfer and Trust Company, as Rights Agent, or waive or amend any provision of that agreement, in any such case to permit or facilitate the consummation of any Acquisition Proposal or Alternative Transaction; however, a deferral of the distribution of rights following the commencement of a tender offer or exchange offer is not prohibited under the merger agreement.

    - to immediately cease and cause to be terminated any existing discussions or negotiations with any persons that were ongoing at the time of the execution of the merger agreement; and

    - not to release any third party from the confidentiality and standstill provisions of any agreement to which InnerDyne is a party.

    InnerDyne will ensure that the officers and directors of InnerDyne and any investment banker or other advisor or representative retained by InnerDyne are aware of the restrictions against solicitation of Alternative Transactions or Acquisition Proposals described in the merger agreement.

CERTAIN OTHER COVENANTS

    ACCESS TO INFORMATION; CONFIDENTIALITY. InnerDyne will take all action necessary to afford, from the date of the merger agreement to the Effective Time, Tyco Acquisition's officers, employees, accountants, counsel and other representatives and agents reasonable access to its properties, books, contracts, commitments and records and shall promptly furnish Tyco Acquisition all information concerning InnerDyne's business, properties and personnel as Tyco Acquisition may reasonably request and shall make available to Tyco Acquisition appropriate individuals for discussion of InnerDyne's business, properties and personnel as Tyco Acquisition may reasonably request. Tyco Acquisition undertakes a similar covenant with respect to Tyco for the benefit of InnerDyne.

    Each party covenants to hold any confidential information of InnerDyne in accordance with the confidentiality agreement between InnerDyne and Tyco.

    CONSENTS; APPROVALS

    Each of InnerDyne and Tyco Acquisition will use its reasonable best efforts to obtain, and to cooperate with each other in order to obtain, all consents, waivers, approvals, authorizations or orders. Each of InnerDyne and Tyco Acquisition will make all filings required in connection with the authorization, execution and delivery of the merger agreement and the consummation by them of the transactions contemplated thereby.

    INDEMNIFICATION AND INSURANCE

    For six years following the consummation of the merger, the certificate of incorporation and by-laws of the surviving corporation will contain the same indemnification provisions as currently set forth in InnerDyne's Certificate of Incorporation and By-laws and such provisions will not be amended, modified or otherwise repealed in any manner that would adversely affect the rights thereunder of individuals who were directors, officers, employees or agents of InnerDyne at the consummation of the merger unless otherwise required by law.

    After the consummation of the merger, the surviving corporation will, to the fullest extent permitted under applicable law or under its certificate of incorporation or by-laws, indemnify and hold harmless each present and former director, officer or employee of InnerDyne against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the merger agreement or otherwise with respect to any acts or omissions occurring at or prior to the consummation of the merger, to the same extent as provided in InnerDyne's Certificate of Incorporation or By-laws or any applicable contract or agreement as in effect on the date of the merger agreement, in each case for a period of six years following the consummation of the merger.

    Following the merger, the surviving corporation will honor and fulfill in all respects InnerDyne's obligations under the indemnification agreements and employment agreements with InnerDyne's officers and directors existing at or before the consummation of the merger.

    In addition, Tyco Acquisition will provide, or cause the surviving corporation to provide, for a period of not less than six years after the consummation of the merger, InnerDyne's current directors and officers with an insurance and indemnification policy that provides coverage for events occurring at or prior to the consummation of the merger that is no less favorable than InnerDyne's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Tyco Acquisition will not be required to pay an annual insurance premium in excess of 200% of the annual premium currently paid by InnerDyne for such insurance, but in such case will purchase as much coverage as possible for such amount.

    NOTIFICATION OF CERTAIN MATTERS

    The parties will give each other prompt notice of the occurrence or nonoccurrence of any event which would reasonably be expected to cause any representation or warranty contained in the merger agreement to be materially untrue or inaccurate, or any material failure to comply with or satisfy any covenant, condition or agreement contained in the merger agreement.

    FURTHER ACTION/TAX TREATMENT

    The parties to the merger agreement will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the merger agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to each of their obligations under the merger agreement. The foregoing covenant does not include Tyco's obligation to agree to divest, abandon, license, enter into, modify, maintain or renew any contract or arrangement regarding or take similar action with respect to any assets of Tyco or InnerDyne. In addition, the parties will use reasonable best efforts to cause the offer and the merger to qualify as a reorganization under the provisions of Section 368 of the U.S. Internal Revenue Code, as specified in the merger agreement, and will not, either before or after the consummation of the merger, take any actions or fail to take any actions which might reasonably be expected to prevent the offer and the merger from so qualifying.

    PUBLIC ANNOUNCEMENTS

    Tyco Acquisition and InnerDyne will not issue any press release or make any written public statement with respect to the merger or the merger agreement without the prior consent of the other party, which consent will not be unreasonably withheld, except as required by law or the rules and regulations of the Nasdaq National Market or the New York Stock Exchange.

    TYCO COMMON SHARES

    Tyco Acquisition has covenanted to take all actions necessary so that Tyco will issue to Tyco Acquisition the Tyco common shares to be delivered to InnerDyne stockholders in the offer and the merger. Tyco has also guaranteed to use its best efforts to list on the New York Stock Exchange the Tyco common shares to be delivered in the offer and the merger prior to the effective time of the merger.

CERTAIN EMPLOYEE BENEFITS

    During the period from the effective time of the merger through December 31, 2001, the surviving corporation will provide each person who was an employee of InnerDyne at the Effective Time of the merger with coverage under pension and welfare benefit plans, programs and arrangements providing benefits not substantially less favorable in the aggregate to the coverage provided to such employees immediately prior to the merger. The surviving corporation will recognize service accrued by InnerDyne employees prior to the merger for purposes of any eligibility requirements, waiting periods, vesting periods and benefit accrual.

    InnerDyne's severance and retention bonus programs in effect prior to the Effective Time of the merger are required to be maintained for at least one year following the closing date of the merger, without any modification that would reduce benefits under such programs.

    These provisions are subject to certain limitations and qualifications set forth in the merger agreement. These provisions may not be enforced against the surviving corporation by any employee of InnerDyne, and they do not prevent the surviving corporation or any other subsidiary of Tyco from amending or modifying any employee benefit plan, program or arrangement in any respect or terminating or modifying the terms and conditions of employment or other service of any person, except as described in the immediately preceding paragraph.

CONDITIONS TO THE MERGER

    CONDITIONS TO OBLIGATION OF EACH PARTY TO EFFECT THE MERGER

    The obligations of the parties to consummate the merger are subject to the satisfaction of the following conditions:

    1. EFFECTIVENESS OF REGISTRATION STATEMENT. The SEC has not issued any stop order suspending the effectiveness of the registration statement of which the prospectus is a part, nor has it started or threatened any proceedings for that purpose or in respect of the registration statement;

    2. STOCKHOLDER ADOPTION. If less than 90% of the outstanding shares of InnerDyne common stock were tendered and not withdrawn in the offer, the requisite number of InnerDyne stockholders have approved the merger and the merger agreement;

    3. ANTITRUST. All waiting periods applicable to the consummation of the merger under the HSR Act have expired or been terminated, and all necessary clearances and approvals for the merger under any non-U.S. antitrust laws have been obtained, other than for clearances or approvals under any non-U.S. antitrust laws which, if not obtained, would not be reasonably expected to have a material adverse effect on InnerDyne, Tyco or Tyco's healthcare products business;

    4. GOVERNMENTAL ACTIONS. There shall not be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction preventing consummation of the merger; and

    5. ILLEGALITY. No statute, rule, regulation or order is enacted, entered, enforced or deemed applicable to the merger which makes the consummation of the merger illegal.

TERMINATION; FEES AND EXPENSES

    CONDITIONS TO TERMINATION

    The merger agreement may be terminated:

    1. by mutual written consent duly authorized by the boards of directors of Tyco Acquisition and InnerDyne, at any time prior to the initial acceptance of shares for exchange in the offer;

    2. by either Tyco Acquisition or InnerDyne prior to the initial acceptance of shares for exchange in the offer, if the initial acceptance of shares for exchange in the offer has not been consummated on or prior to April 30, 2001; provided, however, that this right to terminate is not available to any party whose failure to fulfill any of its obligations under the merger agreement has been the cause of, or resulted in, the failure of the acceptance of shares for exchange in the offer to occur on or prior to April 30, 2001;

    3. by either Tyco Acquisition or InnerDyne, if the offer has terminated or expired in accordance with its terms without the exchange of shares pursuant to the offer; provided, however, that this right to terminate is not available to any party whose failure to fulfill any of its obligations under the merger agreement has been the cause of, or resulted in, the failure of any conditions to the offer to be satisfied;

    4. by either Tyco Acquisition or InnerDyne, if, at any time prior to the consummation of the merger, a court of competent jurisdiction or governmental, regulatory or administrative agency or commission has issued a nonappealable final order, decree or ruling or taken any other nonappealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the offer or the merger;

    5. by Tyco Acquisition, if, prior to the initial acceptance of shares for exchange in the offer, whether or not permitted to do so by the merger agreement, the board of directors of InnerDyne or InnerDyne:

       - withdraws, modifies or changes its approval or recommendation of the merger agreement, the offer or the merger in a manner adverse to Tyco Acquisition,

       - approves or recommends to the stockholders of InnerDyne an Acquisition Proposal or Alternative Transaction,

       - approves or recommends that the stockholders of InnerDyne tender their shares in any tender or exchange offer that is an Alternative Transaction, or

       - takes any position or makes any disclosures to InnerDyne's stockholders required by applicable law, rule or regulation having the effect of any of the foregoing; or

    6. by Tyco Acquisition or InnerDyne, prior to the initial acceptance of shares for exchange in the offer:

       - if any representation of the other party set forth in the merger agreement was untrue in any material respect when made or has become untrue in material respect, or

       - upon a material breach of any covenant or agreement set forth in the merger agreement by the other party;

provided, that, if such misrepresentation or breach is curable prior to the date designated for expiration of the offer, as such date may be extended, following which Tyco Acquisition first accepts shares for exchange, and the party in breach exercises its reasonable best efforts to cure the same, the merger agreement may not be terminated under this clause while such party continues to exercise such efforts;

    7.  by InnerDyne in order to accept a Superior Proposal, if:

       - Tyco Acquisition has not accepted any shares for exchange pursuant to the offer,

       - InnerDyne's board of directors determines after consultation with independent counsel that it is, or is reasonably likely to be, required to accept such proposal to properly discharge its fiduciary duties,

       - InnerDyne has given Tyco Acquisition two full business days advance notice of its intention to accept the Superior Proposal,

       - InnerDyne in fact accepts such Superior Proposal,

       - InnerDyne has paid Tyco Acquisition the fees and expenses required to be paid pursuant to the merger agreement, and

       - InnerDyne has complied in all material respects with its no solicitation obligations described on page 8;

provided, however, that if the merger agreement is terminated in respect of paragraphs 2 and 3 above, but the merger agreement could at the time also have been terminated in respect of any other paragraph described above, the merger agreement will also be deemed to have been terminated pursuant to such other paragraphs.

    FEES AND EXPENSES

    Except as set forth below, each of the parties to the merger agreement will pay its own fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, whether or not the offer or merger is consummated, provided that, if the offer or merger is not consummated, Tyco Acquisition and InnerDyne will share equally all filing fees and printing expenses incurred in connection with the printing and SEC filing of this document, the registration statement, the prospectus and any other related offer documents.

    InnerDyne will pay Tyco a fee of $6 million, and will pay the actual, documented and reasonable out-of-pocket expenses of Tyco and Tyco Acquisition relating to the merger of up to $600,000, upon the first to occur of any of the following events:

    1. the termination of the merger agreement by Tyco Acquisition or InnerDyne due to either (i) the initial acceptance of shares for exchange in the offer not having been consummated on or prior to April 30, 2001 or
       (ii) the offer having terminated or expired in accordance with its terms without the exchange of shares pursuant to the offer, if

       - the minimum condition has not been satisfied and no other condition to the offer has been unsatisfied at the time of termination, other than any condition that shall not have been satisfied as a result of a misrepresentation or breach of any covenant by InnerDyne, and

       - either

           - prior to such termination, there shall be outstanding a bona fide Acquisition Proposal which has been made directly to the stockholders of InnerDyne or has otherwise become publicly known or there shall be outstanding an announcement by any credible third party of a BONA FIDE intention to make an Acquisition Proposal (in each case whether or not conditional and whether or not such proposal shall have been rejected by the board of directors of InnerDyne) or

           - InnerDyne or any third party publicly announces an Alternative Transaction within 9 months following the date of termination of the merger agreement and such transaction is at any time thereafter consummated on substantially the terms previously announced;

    2. Tyco Acquisition's termination of the merger agreement under the circumstances described in paragraph 5 under "Conditions to Termination" above; or

    3. the termination of the merger agreement by InnerDyne due to the acceptance by InnerDyne's Board of Directors of a Superior Proposal under the circumstances described in paragraph 7 under "Conditions to Termination" above.

    If Tyco Acquisition terminates the merger agreement because InnerDyne has breached a covenant or agreement (as described in paragraph 6 under "Conditions to Termination" above), InnerDyne must pay Tyco and Tyco Acquisition their respective expenses relating to the transactions contemplated by the merger agreement in an amount not to exceed $600,000. In addition, InnerDyne must pay Tyco Acquisition a fee of $6 million if:

       - prior to such termination, there shall be outstanding a BONA FIDE Acquisition Proposal which has been made directly to the stockholders of InnerDyne or has otherwise become publicly known or there shall be outstanding an announcement by any credible third party of a BONA FIDE intention to make an Acquisition Proposal (in each case whether or not conditional and whether or not such proposal shall have been rejected by the board of directors of InnerDyne) or

       - InnerDyne or any third party publicly announces an Alternative Transaction within 9 months following the date of termination of the merger agreement and such transaction is at any time thereafter consummated on substantially the terms previously announced.

    If Tyco Acquisition terminates the merger agreement because a representation or warranty of InnerDyne was untrue when made (as described in paragraph 6 under "Conditions to Termination" above), InnerDyne must pay Tyco and Tyco Acquisition their respective expenses in an amount not to exceed $600,000.

    If InnerDyne terminates the merger agreement because a representation or warranty of Tyco Acquisition was untrue when made (as described in paragraph 6 under "Conditions to Termination" above), Tyco Acquisition must pay InnerDyne its expenses in an amount not to exceed $600,000.

    The fee and/or expenses described above are payable within one business day after a demand for payment following the occurrence of the event requiring such payment; provided that, in no event will InnerDyne or Tyco Acquisition be required to pay such fee and/or expenses to any entity entitled thereto if, immediately prior to the termination of the merger agreement, the entity entitled thereto was in material breach of its obligations under the merger agreement.

    The fee payable under certain circumstances by InnerDyne to Tyco Acquisition is intended, among other things, to compensate Tyco and Tyco Acquisition for their respective costs, including lost opportunity costs, if certain actions or inactions by InnerDyne or its stockholders lead to the abandonment of the merger. This may have the effect of increasing the likelihood that the offer and merger will be consummated in accordance with the terms of the merger agreement. The fee may also have the effect of discouraging persons from making an offer to acquire all of or a significant interest in InnerDyne by increasing the cost of any such acquisition.

AMENDMENT AND WAIVER; PARTIES IN INTEREST

    The parties to the merger agreement may amend the merger agreement in writing by action taken by or on behalf of their respective boards of directors at any time prior to the consummation of the merger. However, after approval of the merger and adoption of the merger agreement by the InnerDyne stockholders, the merger agreement cannot be amended without stockholder approval if stockholder approval of such amendment is required by law.

    At any time prior to the consummation of the merger, any party to the merger agreement may extend the time for the performance of any of the obligations or other acts by the other, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, or waive compliance with any of the agreements or conditions contained in the merger agreement. Any such extension or waiver will be valid if set forth in writing by the party or parties granting such extension or waiver.

    The merger agreement is binding upon and inures solely to the benefit of the parties thereto, and nothing in the merger agreement, express or implied, confers upon any other person any right, benefit or remedy of any nature whatsoever, other than certain indemnification and insurance obligations of Tyco Acquisition and InnerDyne following the consummation of the merger which are intended for the benefit of certain specified officers and directors of InnerDyne and may be enforced by such individuals and other than certain obligations of the parties to pay certain fees and expenses.

GUARANTEE

    Tyco has fully and unconditionally guaranteed the representations, warranties, covenants, agreements and other obligations of Tyco Acquisition and Merger Sub under the merger agreement.

4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF INNERDYNE BOARD.

    At a meeting held on October 3, 2000, the members of the InnerDyne board voted to approve and adopt the merger agreement and the transactions contemplated thereby, including the offer and the merger, and determined that the transactions contemplated by the merger agreement, including the offer and the merger, are advisable, fair to and in the best interests of InnerDyne's stockholders.

    The members of the InnerDyne board unanimously voted to recommend that InnerDyne's stockholders accept the offer and tender their Shares pursuant to the offer.

    (b) BACKGROUND; REASONS FOR THE INNERDYNE BOARD'S RECOMMENDATION; OPINION OF U.S. BANCORP PIPER JAFFRAY

BACKGROUND

    From time to time over the past few years, InnerDyne has engaged in informal discussions with participants in the minimally invasive surgical products market, including U.S. Surgical Corporation, a subsidiary of Tyco International Ltd. in its Tyco Healthcare division, concerning distribution rights for InnerDyne's products. During these discussions, InnerDyne management indicated that it would consider proposals for a partnership or merger that was sensible from a business perspective and that would enhance value for InnerDyne stockholders.

    In the fall of 1999, U.S. Surgical contacted InnerDyne with an indication of interest for a potential business combination. Following execution of a non-disclosure agreement, representatives of the parties, including William Mavity, president and chief executive officer of InnerDyne, met on October 20, 1999 to exchange background information concerning their respective businesses and to discuss potential synergies. InnerDyne management also shared its sense of the value that the InnerDyne board required in order to consider a business combination transaction. These discussions were reported to the InnerDyne board at its meeting in November 1999.

    After their October meeting, the parties exchanged information concerning their respective businesses and operations. Representatives of U.S. Bancorp Piper Jaffray, InnerDyne's financial advisor, prepared analyses for the potential business combination, including a preliminary analysis concerning the value of the InnerDyne businesses. These analyses were shared with Tyco Healthcare. Subsequently, a representative of Tyco Healthcare conveyed to InnerDyne management an interest in a business combination in a range of $4.00 to $4.50 per share of InnerDyne common stock. This expression of interest was considered by the InnerDyne board of directors at a meeting on January 11, 2000. The board concluded that the proposal did not reflect InnerDyne's value in light of distribution and product development opportunities available to the company. This position was relayed by Mr. Mavity to a representative of Tyco Healthcare.

    The parties met again on February 1, 2000. At the meeting, U.S. Surgical continued to express interest in a possible business combination, and Mr. Mavity reviewed pending developments in the InnerDyne business, including prospects for its vascular access products.

    At a March 22, 2000 meeting of the InnerDyne board of directors, the board discussed various strategic alternatives, including the discussions with U.S. Surgical.

    On May 17, 2000, representatives of InnerDyne and Tyco Healthcare met again to consider a possible business combination transaction. The parties discussed developments in the InnerDyne and U.S. Surgical businesses and the potential value that the proposed transaction could bring to InnerDyne and Tyco Healthcare. Following the meeting, Tyco Healthcare verbally conveyed to InnerDyne its interest in proceeding with the proposed transaction at a valuation of $6.50 to $7.00 per share of InnerDyne common stock, subject to due diligence.

    Mr. Mavity reviewed the verbal proposal with the InnerDyne board of directors on May 31, 2000, and U.S. Bancorp Piper Jaffray prepared an updated valuation analysis which it presented to the meeting. Following the meeting, Mr. Mavity conveyed to Tyco Healthcare the sense of the board that the proposed range was not reflective of the value of InnerDyne, in that it did not take into account the positive impact of recent business developments. Mr. Mavity also informed Tyco Healthcare that the board would give the Tyco proposal serious consideration if the range of value were adjusted upward to better reflect these developments.

    Representatives of the parties met again on July 25, 2000. The Tyco Healthcare representatives indicated that based upon their updated analysis, reflecting business developments and diligence since the prior meeting of the parties, Tyco would be prepared to make an offer for InnerDyne in the range of $7.00 to $7.50 per share, subject to the completion of due diligence. Tyco Healthcare confirmed these discussions in a non-binding indication of interest dated July 27, 2000 and indicated its desire to continue with its diligence investigation.

    Mr. Mavity and a representative of U.S. Bancorp Piper Jaffray reviewed the Tyco proposal with the InnerDyne board of directors in a meeting on July 31, 2000. At the meeting, U.S. Bancorp Piper Jaffray reviewed its preliminary financial analysis of the proposed transaction consideration. Counsel to InnerDyne reviewed with the board its fiduciary duties with respect to a potential merger. The board then authorized management to countersign the non-binding indication of interest and to proceed with due diligence.

    Representatives of the parties met to exchange due diligence information during the first week of August 2000, and the parties provided additional information to each other over the next several weeks. On August 17, 2000, representatives of Tyco Healthcare contacted Mr. Mavity by telephone to report that Tyco was prepared to offer $7.50 in value of Tyco common shares for each share of InnerDyne common stock in a stock-for-stock exchange offer, subject to customary conditions and approvals.

    The offer value and proposed structure were considered by the InnerDyne board of directors in a telephonic meeting on August 21, 2000. At the meeting, the board reviewed an updated financial analysis of the proposed consideration prepared by U.S. Bancorp Piper Jaffray. The board directed management to continue discussions with Tyco and to commence negotiation of merger documentation. Negotiation of the documentation began in late August and continued until prior to the execution of the definitive merger agreement. During this period, representatives of the two companies also communicated concerning various business and financial issues.

    On September 7, 2000, the InnerDyne board of directors met to discuss the proposed transaction and related strategic issues. Management of InnerDyne reviewed the background of the proposed transaction and the status of the negotiations, including various issues relating to the draft merger agreement. The board authorized management to continue negotiations with Tyco.

    On September 25, 2000, the InnerDyne board of directors held a telephonic meeting at which management briefed the board on the status of the negotiations concerning the terms of the proposed transaction and representatives of U.S. Bancorp Piper Jaffray performed a financial review of the proposed transaction consideration.

    On October 3, 2000, at a regularly scheduled board meeting, the Tyco board of directors approved the business combination with InnerDyne on the terms contemplated by the merger agreement.

    Also on October 3, 2000, the InnerDyne board of directors held a telephonic board meeting to consider approval of the proposed transaction. Counsel for InnerDyne reviewed the terms of proposed offer and merger as set forth in the merger agreement and other transaction documents. U.S. Bancorp

Piper Jaffray delivered its oral opinion, which was subsequently confirmed in writing, that as of such date, the consideration proposed to be paid in the transaction was fair from a financial point of view to the stockholders of InnerDyne. Following discussion, the InnerDyne board unanimously approved the merger agreement, the exchange offer and the merger.

    The merger agreement and related documents were executed later that evening.

    On October 4, 2000, prior to the opening of the U.S. financial markets, Tyco and InnerDyne jointly announced the execution of the merger agreement.

    On October 18, 2000, Tyco Acquisition commenced the exchange offer.

REASONS FOR THE INNERDYNE BOARD'S RECOMMENDATION

    In approving the offer, the merger, the merger agreement and the transactions contemplated by the merger agreement and recommending that all holders of Shares accept the offer and tender their Shares pursuant to the offer, the InnerDyne board considered a number of factors, including:

    - the financial condition, results of operations, cash flows, earnings, assets and prospects of InnerDyne, if it remains an independent company;

    - the presentations of U.S. Bancorp Piper Jaffray, and its opinion to the effect that, subject to the matters set out in such opinion, the consideration to be paid in the offer and the merger is fair from a financial point of view to InnerDyne's stockholders (see "Opinion of InnerDyne's Financial Advisor" below and Annex B hereto);

    - the market value of each share of InnerDyne to be exchanged for $7.50 worth of Tyco shares, pursuant to the terms of the transaction, represents a premium of approximately 18.8% over the market price of InnerDyne stock on the Nasdaq National Market one week prior to announcement, and a premium of approximately 20.0% over the market price of InnerDyne stock on the Nasdaq National Market four weeks prior to announcement;

    - the positive stock market perception of the value of smaller medical device companies at the present time may be temporary;

    - the financial and other terms of the offer, the merger and the merger agreement, including the benefits of the transaction being structured as a first-step exchange offer and second-step merger, which may provide InnerDyne's stockholders with an opportunity to receive Tyco common shares on an accelerated basis;

    - the opportunity for the holders of shares of InnerDyne common stock to participate in a significantly larger and more diversified company and, as shareholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

    - the opportunity of the combined company to further enhance sales through Tyco's broad-based, global sales organization will enable it to quickly drive the beneficial technology into the market;

    - the increasing competition in InnerDyne's markets from both existing and potential competitors, some of which have greater assets and resources than InnerDyne, which has occurred as a result of, among other reasons, the consolidation taking place in the industry in general;

    - historical information concerning Tyco's and InnerDyne's respective businesses, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations filed with the SEC;

    - the consideration to be received by InnerDyne stockholders in the merger and an analysis of the market value of the Tyco common shares to be issued in exchange for each share of InnerDyne common stock in light of comparable merger transactions;

    - current financial market conditions and historical market prices, volatility and trading information with respect to Tyco common shares and InnerDyne common stock;

    - the belief that the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to the parties' respective obligations, are reasonable;

    - the impact of the merger on InnerDyne's customers and employees; and

    - reports from management and financial advisors as to the results of their due diligence investigation of Tyco.

    InnerDyne's board of directors also considered the terms of the merger agreement regarding InnerDyne's rights to consider and negotiate other strategic transaction proposals, as well as the possible effects of the provisions regarding termination fees. In addition, InnerDyne's board of directors noted that the offer and merger are expected to be a tax-free transaction. InnerDyne's board of directors also considered various alternatives to the merger, including remaining as an independent company. InnerDyne's board of directors believed that these factors, including the board's review of the terms of the merger agreement, supported the board's recommendation of the merger when viewed together with the risks and potential benefits of the merger. InnerDyne's board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

    - the possibility that the merger might not be completed and the effect of the public announcement of the merger on InnerDyne's sales and operating results, and its ability to attract and retain key technical, marketing and management personnel;

    - the risk that the potential benefits sought in the merger might not be fully realized; and

    - the risk that despite the efforts of the combined company, key technical, marketing and management personnel might not remain employed by the combined company.

    InnerDyne's board of directors believed that these risks were outweighed by the potential benefits of the merger.

    The InnerDyne board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the InnerDyne board viewed its position and recommendations as being based on the totality of the information presented to and considered by the InnerDyne board. In addition, individual members of the InnerDyne board may have given different weights to different factors.

    The foregoing discussion of the information and factors considered by the InnerDyne board is not intended to be exhaustive but is believed to include the material factors considered by the InnerDyne board. In view of the wide variety of factors, both positive and negative, considered by the InnerDyne board, the InnerDyne board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

OPINION OF INNERDYNE'S FINANCIAL ADVISOR

    InnerDyne retained U.S. Bancorp Piper Jaffray to render to the board of directors an opinion as to the fairness, from a financial point of view, of the consideration to be received by InnerDyne stockholders in the transaction.

    U.S. Bancorp Piper Jaffray delivered to the board of directors of InnerDyne on October 3, 2000 its opinion, as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, that the consideration proposed to be received by InnerDyne stockholders (other than Tyco or its affiliates) in the proposed transaction was fair, from a financial point of view, to those stockholders. A copy of U.S. Bancorp Piper Jaffray's written opinion is attached to this document as Annex B and is incorporated into this document by reference.

    While U.S. Bancorp Piper Jaffray rendered its opinion and provided certain analyses to the board of directors, U.S. Bancorp Piper Jaffray was not requested to and did not make any recommendation to the board of directors as to the specific form or amount of the consideration to be received by InnerDyne stockholders in the proposed transaction, which was determined through negotiations between InnerDyne and Tyco. U.S. Bancorp Piper Jaffray's written opinion, which was directed to the InnerDyne board of directors, addresses only the fairness, from a financial point of view, of the proposed consideration to be received by InnerDyne stockholders in the proposed transaction, does not address InnerDyne's underlying business decision to proceed with or effect the transaction and does not constitute a recommendation to any InnerDyne stockholder.

    In arriving at its opinion, U.S. Bancorp Piper Jaffray's review included:

    - a draft of the merger agreement, dated October 3, 2000;

    - selected financial, operating, business and other information relative to Tyco and InnerDyne;

    - publicly available market and securities data of Tyco, InnerDyne and of selected public companies deemed comparable to InnerDyne; and

    - to the extent publicly available financial information relating to selected transactions deemed comparable to the proposed transaction.

    In addition, U.S. Bancorp Piper Jaffray visited the headquarters of InnerDyne and conducted discussions with members of management of both InnerDyne and Tyco concerning the business outlook of InnerDyne on a stand-alone basis and as a subsidiary of Tyco.

    The following is a summary of the material analyses and other information that U.S. Bancorp Piper Jaffray prepared and relied on in delivering its opinion to the board of directors of InnerDyne:

IMPLIED CONSIDERATION

    Giving effect to the exchange ratio, the resulting implied value of Tyco share consideration of $7.50 per share of InnerDyne common stock (based on the closing trading price for Tyco common shares on October 3, 2000 of $51.13) and the outstanding InnerDyne common stock and common stock equivalents, U.S. Bancorp Piper Jaffray calculated the aggregate implied value of the stock consideration payable in the transaction for InnerDyne common stock to be approximately $188.6 million. U.S. Bancorp Piper Jaffray also calculated that stockholders of InnerDyne would be issued an aggregate of 0.21% of the total Tyco common shares and common share equivalents outstanding after the transaction.

INNERDYNE MARKET ANALYSIS

    U.S. Bancorp Piper Jaffray reviewed the stock trading history of InnerDyne common stock. U.S. Bancorp Piper Jaffray presented the recent common stock trading information contained in the following table:

Closing price on October 3, 2000............................  $7.13
30 calendar day closing average.............................   6.33
60 calendar day closing average.............................   6.50
90 calendar day closing average.............................   6.70
52 week high trade..........................................   9.94
52 week low trade...........................................   2.75

    U.S. Bancorp Piper Jaffray also presented selected price data of InnerDyne against the comparable group described below.

INNERDYNE COMPARABLE COMPANY ANALYSIS

    U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to InnerDyne to corresponding data and ratios from five publicly traded companies deemed comparable to InnerDyne. This group included ConMed Corporation, The Cooper Companies, Inc., Mentor Corporation, Haemonetics Corporation, and STAAR Surgical Company. This group was selected from companies with a market capitalization greater than $150 million that operate in the surgery segment of the medical technology industry and have historical revenues greater than $50 million and projected earnings growth of greater than 15%.

    This analysis produced multiples of selected valuation data as follows:

                                                                               COMPARABLE COMPANIES
                                                                     -----------------------------------------
                                                      INNERDYNE(1)     LOW        MEAN      MEDIAN      HIGH
                                                      ------------   --------   --------   --------   --------
Company value to latest twelve months revenue.......       8.0x        1.3x       2.6x       2.4x       4.9x
Company value to latest twelve months earnings
  before interest and taxes.........................      90.3x        7.8x      11.8x       9.9x      19.6x
Company value to estimated calendar 2001 revenue....       4.4x        1.2x       2.2x       2.2x       4.0x
Share price to estimated calendar 2000 net income
  per share.........................................      75.0x       10.1x      15.5x      14.7x      22.3x
Share price to estimated calendar 2001 net income
  per share.........................................      37.5x        8.8x      18.1x      13.8x      38.3x

------------------------

(1) Based on value of transaction consideration.

COMPARABLE TRANSACTION ANALYSIS

    U.S. Bancorp Piper Jaffray reviewed 13 acquisition transactions (the "Comparable Transactions") involving companies that it deemed comparable to InnerDyne. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

    - transactions that were announced between January 1, 1995 and October 3,
      2000

    - transactions in which the acquiring company purchased at least 50% of the target company with cash and/or stock

    - transactions involving target companies with similar SIC codes to InnerDyne

    - transactions in which the target company operated in the general surgery segment of the medical technology industry.

    U.S. Bancorp Piper Jaffray compared the resulting multiples of selected valuation data to multiples for InnerDyne derived from the implied value payable in the transaction.

                                                                             COMPARABLE TRANSACTIONS
                                                                    -----------------------------------------
                                                        INNERDYNE     LOW        MEAN      MEDIAN      HIGH
                                                        ---------   --------   --------   --------   --------
Company value to latest twelve months sales...........     8.0x       1.6x       3.8x       2.6x      11.9x
Company value to latest twelve months earnings before
  interest and taxes..................................    90.3x      10.9x      21.1x      18.8x      36.4x
Equity value to latest twelve months net income.......   125.0x      22.0x      35.2x      30.5x      61.6x

PREMIUMS PAID ANALYSIS

    U.S. Bancorp Piper Jaffray reviewed publicly available information for selected completed or pending transactions to determine the implied premiums payable in the transactions over recent trading prices. It selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

    - transactions that were announced or completed between January 1, 1995 and October 3, 2000

    - transactions involving a change in control

    - transactions in which the target company operated in the medical technology industry.

    U.S. Bancorp Piper Jaffray performed its analysis on 76 transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to InnerDyne stockholders based on the implied value payable in the transaction. The premium calculations for InnerDyne stock are based upon an assumed announcement date of October 3, 2000.

                                                       INNERDYNE     LOW           MEAN      MEDIAN      HIGH
                                                       ---------   --------      --------   --------   --------
One week before announcement.........................    27.7%      (11.8)%        34.9%      31.3%     150.9%
One month before announcement........................    15.4%       (9.3)%        45.9%      40.7%     130.0%

INNERDYNE DISCOUNTED CASH FLOW ANALYSIS

    U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis for InnerDyne in which it calculated the present value of the projected hypothetical future cash flows of InnerDyne using internal financial planning data prepared by InnerDyne management. U.S. Bancorp Piper Jaffray estimated a range of theoretical values for InnerDyne based on the net present value of its implied annual cash flows and a terminal value for InnerDyne in 2004 calculated based upon a multiple of operating income. U.S. Bancorp Piper Jaffray applied a range of discount rates of 17% to 21% and a range of terminal value multiples of 10.0x to 12.0x of forecasted 2004 earnings before interest and taxes. This analysis yielded the following results:

PER SHARE EQUITY VALUE OF INNERDYNE
Low....................................................       $   5.93
Mid....................................................           6.72
High...................................................           7.60

AGGREGATE EQUITY VALUE OF INNERDYNE
(in thousands)
Low....................................................       $147,951
Mid....................................................        168,260
High...................................................        191,076

ANALYSIS OF TYCO COMMON SHARES

    U.S. Bancorp Piper Jaffray reviewed general background information concerning Tyco, including recent financial and operating results and outlook, the price performance of Tyco common shares over the previous twelve months relative to the S&P 500 Composite Index and the Dow Jones Industrial Average, and the stock price and volume over selected periods. U.S. Bancorp Piper Jaffray also reviewed the stock trading history of Tyco common shares at the dates or for the periods indicated below.

Closing price on October 3, 2000.......................        $51.13
30 calendar day closing average........................         53.51
60 calendar day closing average........................         54.48
90 calendar day closing average........................         54.03
52 week high trade.....................................         59.19
52 week low trade......................................         22.50

    In reaching its conclusion as to the fairness of the transaction consideration and in its presentation to the board of directors, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

    The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to InnerDyne, Tyco or the transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which InnerDyne and Tyco were compared and other factors that could affect the public trading value of the companies.

    For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by InnerDyne and Tyco, or otherwise made available to it, and did not assume responsibility for the independent verification of that information. Information prepared for financial planning purposes was not prepared with the expectation of public disclosure. U.S. Bancorp Piper Jaffray relied upon the assurances of the management of InnerDyne that the information provided to it by InnerDyne and Tyco was prepared on a reasonable basis, the financial planning data and other business outlook information reflects the best currently available estimates and judgment of management, and management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading.

    For purposes of its opinion, U.S. Bancorp Piper Jaffray assumed that neither Tyco, on a consolidated basis, nor InnerDyne is a party to any material pending transaction, including external financing, recapitalizations, acquisitions other than this transaction, any previously publicly announced transaction or in the ordinary course of business.

    In arriving at its opinion, U.S. Bancorp Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities of InnerDyne and was not furnished with any such appraisals or valuations. U.S. Bancorp Piper Jaffray made no physical inspection of the properties or assets of InnerDyne or Tyco. U.S. Bancorp Piper Jaffray expressed no opinion regarding whether the necessary regulatory approvals or other conditions to consummation of the transactions contained in the merger agreement will be obtained or satisfied. U.S. Bancorp Piper Jaffray analyzed InnerDyne as a going concern and accordingly expressed no opinion as to the liquidation value of any entity. U.S. Bancorp Piper Jaffray expressed no opinion as to the price at which shares of InnerDyne or Tyco have traded or at which the shares of InnerDyne, Tyco or the combined company may trade at any future time. The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken to and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

    U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. U.S. Bancorp Piper Jaffray makes a market in the common stock of InnerDyne and provides research coverage for InnerDyne. In the ordinary course of its business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of InnerDyne and Tyco for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

    Under the terms of the engagement letter dated April 28, 1997, InnerDyne has agreed to pay U.S. Bancorp Piper Jaffray a fee equal to 1.00% of the aggregate consideration up to $20 million, and 1.50% of any aggregate consideration above $20 million, paid to InnerDyne or its stockholders in connection with a purchase or sale transaction of InnerDyne, for U.S. Bancorp Piper Jaffray's financial advisory services. InnerDyne paid U.S. Bancorp Piper Jaffray a retainer fee of $25,000 which will be credited against payment of the fee for financial advisory services. InnerDyne also agreed to pay U.S. Bancorp Piper Jaffray $150,000 for rendering its opinion, that will be credited against payment of the fee for financial advisory services, unless such fee for financial advisory services is less than $400,000. The contingent nature of the financial advisory fee may have created a potential conflict of interest in that InnerDyne would be unlikely to consummate the transaction unless it had received the opinion of U.S. Bancorp Piper Jaffray. Whether or not the transaction is consummated, InnerDyne has agreed to pay the reasonable out-of-pocket expenses of U.S. Bancorp Piper Jaffray and to indemnify U.S. Bancorp Piper Jaffray against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of U.S. Bancorp Piper Jaffray by the board of directors.

    (c) INTENT TO TENDER.

    To InnerDyne's knowledge, after reasonable inquiry and in view of the obligations under the tender offer and merger agreement, all executive officers, directors and affiliates of InnerDyne will tender all Shares held of record or beneficially owned by them (other than options to acquire Shares). All of the InnerDyne's directors and officers will tender all of their shares pursuant to the offer; such shares constitute less than eight percent of the outstanding shares.

5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    InnerDyne engaged U.S. Bancorp Piper Jaffray as its exclusive financial advisor, pursuant to the terms of the U.S. Bancorp Piper Jaffray Letter Agreement, dated April 28, 1997, to provide financial advisory and investment banking services to InnerDyne in connection with the exploration of a possible business combination with Tyco. See Item 4 for a discussion of the fees and expenses payable by InnerDyne to U.S. Bancorp Piper Jaffray in connection with the transaction with Tyco.

6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in the Shares have been effected during the past 60 days by InnerDyne or any of its executive officers, directors or other affiliates.

7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by InnerDyne in response to the offer which relate to a tender offer or other acquisition of InnerDyne's securities by InnerDyne or any other person.

    (b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by InnerDyne in response to the offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving InnerDyne, (ii) a purchase, sale or transfer of a material amount of assets of InnerDyne, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of InnerDyne.

    (c) Except as indicated in Items 3 and 4 above, there are no transactions, board of directors resolutions, agreements in principle or signed contracts entered into in response to the offer that relate to one or more of the matters referred to in Item 7(a) or (b) above.

8. ADDITIONAL INFORMATION.

    (a) The Information Statement attached hereto as Annex A is being furnished to InnerDyne's stockholders pursuant to Rule 14f-1 under the Securities Exchange Act in connection with the possible designation by Tyco, pursuant to the merger agreement, of certain persons to be appointed to the InnerDyne board other than at a meeting of InnerDyne's stockholders, and such information is incorporated herein by reference.

    (b) The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

                      WHERE YOU CAN FIND MORE INFORMATION

    Tyco International Ltd. and InnerDyne file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room        North East Regional Office   Midwest Regional Office
450 Fifth Street, N.W.       7 World Trade Center         500 West Madison Street
Suite 1024                   Room 1300                    Suite 1400
                                                          Chicago, Illinois
Washington, D.C. 20549       New York, New York 10048       60661-2511

    You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

    The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Tyco and InnerDyne, who file electronically with the SEC. The address of that site is http://www.sec.gov.

    The SEC allows us to "incorporate by reference" information into this
Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this
Schedule 14D-9.

9. EXHIBITS.

(a)(1)                  Letter to the Stockholders of InnerDyne, Inc., dated October
                        18, 2000.

(a)(2) Prospectus, dated October 18, 2000 (incorporated herein by reference to Tyco International Ltd.'s Registration
                        Statement on Form S-4 dated October 18, 2000).

(a)(3)                  Joint Press Release of InnerDyne, Inc. and Tyco
                        International Ltd., dated October 4, 2000 (incorporated
                        herein by reference to InnerDyne's Form 425 filed October 4,
                        2000).

(e)(1)                  Agreement and Plan of Merger, dated as of October 3, 2000, among Tyco Acquisition Corp. X, VLMS, Inc. and InnerDyne,
                        Inc. and guaranteed by Tyco International Ltd. (incorporated herein by reference to Tyco International Ltd.'s
                        Registration Statement on Form S-4 dated October 18, 2000).

(e)(2)                  Opinion of U.S. Bancorp Piper Jaffray Inc. to the Board of
                        Directors of InnerDyne, Inc., dated October 3, 2000
                        (included as Annex B hereto).

(e)(3)                  1996 Stock Option Plan (as amended and restated June 20,
                        2000) (previously filed as an exhibit to InnerDyne, Inc.'s
                        Report on Form S-8 on July 2, 1998 and incorporated herein by reference (SEC File No. 333-58381)).

(e)(4)                  2000 Directors' Stock Option Plan (as amended and restated
                        June 20, 2000) (previously filed as an exhibit to InnerDyne,
                        Inc.'s Report on Form S-8 on November 4, 1997 and
                        incorporated herein by reference (SEC File No. 333-39489)).

(e)(5)                  2000 Employee Stock Purchase Plan (as amended and restated
                        June 20, 2000) (previously filed as an exhibit to InnerDyne,
                        Inc.'s Report on Form S-8 on November 4, 1997 and
                        incorporated herein by reference
                        (SEC File No. 333-39489)).

(e)(6)                  1987 Stock Option Plan (previously filed as an exhibit to
                        InnerDyne, Inc.'s Registration Statement on Form S-4 on
                        January 31, 1994 and incorporated herein by reference
                        (SEC File No. 33-74624)).

(e)(7)                  Change of Control Agreement between William G. Mavity and
                        InnerDyne, Inc., dated September 12, 1996 (previously filed as an exhibit to InnerDyne, Inc.'s Annual Report on Form
                        10-K for the year ended December 31, 1996 and incorporated herein by reference).

(e)(8)                  Form of Senior Management Change of Control Agreement
                        (previously filed as an exhibit to InnerDyne, Inc.'s Annual
                        Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

(e)(9)                  Letter Agreement by and between Daniel Genter and InnerDyne,
                        Inc., dated March 13, 1996 (previously filed as an exhibit to InnerDyne, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by
                        reference).

(e)(10)                 Letter Agreement with William G. Mavity, dated September 15,
                        1993 (previously filed as an exhibit to InnerDyne, Inc.'s
                        Quarterly Report on Form 10-Q for the quarterly period ended
                        September 30, 1993 and incorporated herein by reference.)

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: October 18, 2000

                                                       INNERDYNE, INC.

                                                       By:            /s/ WILLIAM G. MAVITY
                                                            -----------------------------------------
                                                                        William G. Mavity
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                                                         ANNEX A

                                INNERDYNE, INC.
                              1244 REAMWOOD AVENUE
                          SUNNYVALE, CALIFORNIA 94089

                             INFORMATION STATEMENT

        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

    This information statement ("Information Statement") is being mailed on or about October 18, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of InnerDyne, Inc., a Delaware corporation ("InnerDyne"). It is being furnished in connection with an Agreement and Plan of Merger, dated as of October 3, 2000 (the "Merger Agreement"), by and among Tyco Acquisition Corp. X, a Delaware corporation and a wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), VLMS, Inc., a Delaware corporation and a wholly-owned subsidiary of Tyco Acquisition ("Merger Sub") and InnerDyne, and guaranteed by Tyco, in accordance with the terms and subject to the conditions of which,
(i) Tyco Acquisition will make an offer to exchange common shares, par value $0.20 per share, of Tyco, for all of the issued and outstanding shares of Common Stock (the "Offer"), and (ii) subsequent to the consummation of the Offer, Merger Sub will be merged with and into InnerDyne (the "Merger"). As a result of the Offer and the Merger, InnerDyne will become a wholly-owned subsidiary of Tyco. Tyco Acquisition commenced the Offer on October 18, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 14, 2000, unless it is extended by Tyco Acquisition in accordance with the terms and conditions of the Merger Agreement. The Merger Agreement provides that, upon the consummation of the Offer, InnerDyne shall cause certain designees of Tyco Acquisition (the "Tyco Designees") to be elected to the Board of Directors of InnerDyne (the "Board"). If, however, the Merger Agreement is terminated or if Tyco Acquisition does not accept Shares tendered for exchange, then Tyco Acquisition will not have any right to designate directors for election to the Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

THE TYCO DESIGNEES

    Effective upon the acceptance for exchange by Tyco Acquisition of a number of Shares that satisfies the Minimum Condition (as defined in the Merger Agreement), Tyco will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this appointment) and (ii) the percentage that the number of Shares owned by Tyco or Tyco Acquisition (including Shares accepted for exchange) bears to the total number of Shares outstanding, and InnerDyne will take all action necessary to cause Tyco's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the effective time of the Merger (the "Effective Time"), two members (each, a "Continuing Director") who were directors of InnerDyne prior to consummation of the Offer, shall remain as directors of InnerDyne until the Effective Time. If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy. The directors of Tyco Acquisition at the Effective Time shall be the directors of the Surviving Corporation, until their successors are duly elected and qualified.

    Tyco has informed InnerDyne that it will choose the Tyco Designees to the InnerDyne Board from the directors and executive officers of Tyco or its subsidiaries listed below. Tyco has informed InnerDyne that each of the persons listed below has consented to act as a director of InnerDyne, if so designated. The name, age, address, principal occupation or employment and five year employment history and other directorships for each such person is set forth below. It is expected that the Tyco Designees may assume office following the acceptance for exchange by Tyco Acquisition of the specified minimum number of Shares pursuant to the Offer, which cannot be earlier than November 15, 2000.

    L. Dennis Kozlowski, age 53, has been Chairman of the Board of Directors, Chief Executive Officer and President of Tyco since July 1997. He was Chairman of the Board of Directors of Tyco International (US) Inc. ("Tyco (US)") from January 1993 to July 1997. He has been Chief Executive Officer of Tyco (US) since July 1992 and President of Tyco (US) since 1989. Mr. Kozlowski is also a director of Raytheon Company, Applied Power Inc., U.S. Office Products Company and TyCom Ltd.

    Joshua M. Berman, age 62, has been counsel to the law firm of Kramer Levin Naftalis & Frankel LLP (counselors at law) since April 1985. He has been Vice President of Tyco since July 1997. Mr. Berman is a director of Tyco.

    Mark A. Belnick, age 53, has been Executive Vice President and Chief Corporate Counsel of Tyco since September 1998. Previously, he had been a senior partner with the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison since 1987.

    Richard J. Meelia, age 51, has been President of Tyco Healthcare Group (formerly the Kendall Company) since 1995. He was Group President of Kendall Healthcare Products Company from 1991 to 1995.

    Irving Gutin, age 68, has been Senior Vice President of Tyco (US) for more than the past five years.

    Mark H. Swartz, age 40, has been Executive Vice President and Chief Financial Officer of Tyco since July 1997. He has been Vice President and Chief Financial Officer of Tyco (US) since 1995. From 1993 to 1995, he was Tyco (US)'s Director of Mergers and Acquisitions.

    Jeffrey D. Mattfolk, age 38, has been Senior Vice President--Finance of Tyco
(US) since April 1999. From 1997 to 1999 he served as Vice President--Mergers & Acquisitions of Tyco (US). From 1994 to 1997 he served in various positions in Tyco (US).

CERTAIN INFORMATION CONCERNING INNERDYNE

    As of October 12, 2000, InnerDyne had issued and outstanding 23,081,639 shares of Common Stock, InnerDyne's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF INNERDYNE

    William G. Mavity, 50, joined InnerDyne as President, Chief Executive Officer and a director in October 1993, after having spent more than twenty years in various capacities with the 3M Company ("3M"), including more than ten years within a number of the operating units of 3M's health care business. From August 1992 until October 1993, Mr. Mavity served as Operations Director for 3M's Medical Device Division. From April 1989 until August 1992, Mr. Mavity served as General Manager of 3M's Sarns cardiovascular surgery business unit. Mr. Mavity holds a B.E.A. degree from the University of Delaware.

    Edward W. Benecke, 57, has served as a director of InnerDyne since 1995.
Mr. Benecke is the President of Medical Contracts Associates, an organization that provides consulting services to health care companies in the areas of marketing and distribution. Prior to forming the above entity in 1994, Mr. Benecke spent 25 years within various units of Johnson & Johnson, one of the world's leading suppliers of health care products. From 1987 to 1993, he was Vice President of Corporate National Accounts and headed an organization responsible for implementing and managing Johnson & Johnson's multi-company agreements and overall business relationships with the major multi-hospital systems and alliances in the United States. Mr. Benecke holds a B.S. degree in business administration from Southeast Missouri State University.

    Robert M. Curtis, 54, has served as a director of InnerDyne since 1993 and has also served periodically as a consultant to InnerDyne on an "as-needed" basis since that time. Mr. Curtis is President and Chief Executive Officer of MedTech Ventures, a medical venture capital incubator. From 1991 to 1996, he was Principal of Robert Curtis Associates, a business development and management consulting firm. From 1990 to 1991, Mr. Curtis served as President, Chief Executive Officer and Chairman of Urosystems, Inc., which was sold to Medtronic, Inc. From 1976 to 1990, he held a number of positions at Shiley, Inc., a manufacturer of medical devices, and its parent corporation, Pfizer, Inc., a diversified health care products company. He has served, at various times, as President, Chief Executive Officer and Chairman of the Board of Directors of Shiley, Inc. and as a Senior Vice President and a member of the Board of Directors of Pfizer Hospital Products Group, the medical device division of Pfizer, Inc. Mr. Curtis holds B.S. and M.S. degrees from the University of California, Berkeley. Mr. Curtis also serves as a director for several private medical companies.

    John A. Hinds, 64, has served as a director of InnerDyne since June 8, 1999. Mr. Hinds is currently active in venture capital investing and serves on several technology company board of directors. He retired as Executive Vice President of VeriFone in July 1996, where he was responsible for all field operations worldwide including marketing, sales, service, application software development and product support. He was a senior executive of AT&T for 10 years where he served as President, AT&T International from 1987 through 1992. He was also an executive of General Electric for 13 years. Mr. Hinds was President of the Switzerland-based International Organization for Standardization (IOS) for the 1992-1994 term. He holds a B.A. degree in Pre-Engineering from Pomona College and an M.S. degree in Mechanical Engineering from the University of Santa Clara.

    Steven N. Weiss, 54, has served as a director of InnerDyne since 1987.
Mr. Weiss has been a general partner of Medical Technology Partners, a venture capital firm, since 1997. From 1985 to 1999 he was a general partner of Montgomery Medical Ventures II, LP, a venture capital firm. Mr. Weiss has held a number of senior management positions in the medical device industry and holds B.S. and M.S. degrees from City College of New York and an M.B.A. from Fordham University. Mr. Weiss also serves as a director of a number of privately held companies.

DIRECTOR COMPENSATION

    Non-employee directors currently receive an annual retainer of $10,000, $1,000 in connection with attendance at each Board meeting, and $1,000 in connection with attendance at each committee meeting not held in conjunction with a Board meeting. In addition, directors receive $500 for participation by telephone in any Board meeting and any committee meeting not held in conjunction with a Board meeting. At times in the past we have granted our outside directors options to purchase shares of our common stock under the InnerDyne, Inc. 2000 Directors' Stock Option Plan. In May 1999, options to purchase 10,000 shares were granted to Messrs. Benecke, Curtis, Hinds and Weiss at a per share exercise price of $1.8440. In June 2000, options to purchase 10,000 shares were granted to Messrs. Benecke, Curtis, Hinds and Weiss at a per share exercise price of $6.8125.

BOARD MEETINGS AND COMMITTEES

    The Board held a total of five meetings during fiscal 1999 and also took three actions by unanimous written consent. No director who currently serves on the Board attended fewer than 75% of the meetings of the Board and committees thereof upon which such director served that were held during fiscal 1999.

    The Board currently has two committees: an audit committee and a compensation committee. The Board has no nominating committee and no committee performing such functions.

    The audit committee consists of Mr. Benecke and Mr. Hinds. The audit committee makes recommendations to the Board regarding the selection of independent auditors, reviews the scope and results of audit and other services provided by InnerDyne's independent auditors, reviews the accounting principles applicable to InnerDyne's financial statements, and reviews the management's procedures and policies relating to the adequacy of internal accounting controls.

    The compensation committee consists of Mr. Curtis, Mr. Hinds and Mr. Weiss. The compensation committee makes recommendations to the Board regarding stock plans and the compensation of executive officers and is authorized to grant options under InnerDyne's stock option plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the compensation committee is currently or has been, at any time since the formation of InnerDyne, an officer or employee of InnerDyne. No executive officer of InnerDyne serves, or served in fiscal 1999, as a member of the board of directors or compensation committee of any entity that has or had one or more executive officers serving as a member of InnerDyne's Board or compensation committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of common stock of InnerDyne as of September 29, 2000 as to (i) each person who is known by InnerDyne to own beneficially more than 5% of the outstanding shares of common stock, (ii) each director and nominee for director of InnerDyne, (iii) each of the executive officers named in the Summary Compensation Table below and (iv) all directors and executive officers of InnerDyne as a group.

    Unless otherwise indicated, the address for each stockholder in the table is c/o InnerDyne, Inc., 1244 Reamwood Avenue, Sunnyvale, California 94089. Except as otherwise noted, and dependent on applicable community property laws, to our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them.

                                                                          SHARES BENEFICIALLY
                                                                               OWNED(1)
NAME AND ADDRESS OF BENEFICIAL OWNER                           NUMBER      PERCENT OF TOTAL
------------------------------------                          ---------   -------------------
Trimark Financial Corporation(2)............................  1,532,216          6.64%
  One First Canadian Place, Suite 5600
  P.O. Box 487 Toronto, Ontario
  Canada M5X 1E5
Edward W. Benecke(3)........................................     54,000          0.23%
Robert M. Curtis(4).........................................     92,000          0.40%
Eugene J. Fischer(5)........................................          0          0.00%
Daniel J. Genter(6).........................................    310,669          1.34%
John A. Hinds(7)............................................     15,000          0.06%
William G. Mavity(8)........................................    923,085          4.00%
Michael J. Orth(9)..........................................          0          0.00%
Robert A. Stern(10).........................................          0          0.00%
Steven N. Weiss(11).........................................     31,104          0.13%
All directors and executive officers as a group (6
  persons)(12)..............................................  1,425,858          6.18%

------------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the person holding such option but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. The Percent of Total is calculated based on 23,077,723 shares outstanding as of September 29, 2000.

(2) Includes 1,532,216 shares held by certain Trimark mutual funds for which Trimark Investment Management Inc. ("TIMI") acts as an investment adviser and manager. Trimark Financial Corporation owns 100% of the voting equity securities of TIMI.

(3) Includes 44,000 shares subject to options exercisable within 60 days of September 29, 2000.

(4) Includes 82,000 shares subject to options exercisable within 60 days of September 29, 2000.

(5) Mr. Fischer did not stand for re-election at the Annual Meeting.

(6) Includes 259,051 shares subject to options exercisable within 60 days of September 29, 2000.

(7) Includes 10,000 shares subject to options exercisable within 60 days of September 29, 2000.

(8) Includes 863,539 shares subject to options exercisable within 60 days of September 29, 2000.

(9) Mr. Orth resigned from InnerDyne in January 2000.

(10) Mr. Stern resigned from InnerDyne effective March 28, 2000.

(11) Includes 20,000 shares subject to options exercisable within 60 days of September 29, 2000.

(12) Includes 1,244,384 shares subject to options exercisable within 60 days of September 29, 2000 held by all executive officers and directors of InnerDyne.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires InnerDyne's executive officers and directors, and persons who own more than ten percent of a registered class of InnerDyne's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Such persons are required to furnish InnerDyne with copies of all
Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, InnerDyne believes that during fiscal 1999 all executive officers and directors of InnerDyne complied with all applicable filing requirements.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid by InnerDyne for each of the three years ended December 31, 1999, 1998 and 1997, to InnerDyne's Chief Executive Officer and the other most highly compensated executive officers of InnerDyne whose total annual salary and bonus exceeded $100,000 for 1999. InnerDyne had only three executive officers other than the Chief Executive Officer in 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG TERM
                                               ANNUAL COMPENSATION                         COMPENSATION
                             -------------------------------------------------------   ---------------------
                                                                      OTHER ANNUAL          SECURITIES             ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR     SALARY ($)   BONUS ($)(1)   COMPENSATION ($)   UNDERLYING OPTIONS(#)   COMPENSATION($)(2)
---------------------------  --------   ----------   ------------   ----------------   ---------------------   ------------------
William G. Mavity (3)......    1999      $298,000      $63,325           $7,200               150,000                 $264
  President and Chief          1998       278,674       60,000            7,478               100,000                   24
  Executive Officer            1997       250,673       55,000            7,200               100,000                   46

Robert A. Stern (4)........    1999       161,385       17,500                0                20,000                  217
  Vice President and Chief     1998       160,385       15,200                0                55,000                   24
  Financial Officer            1997       148,385            0                0                25,000                   46

Daniel J. Genter (5).......    1999       181,038       56,200            6,642                30,000                  243
  Senior Vice President of     1998       179,246       41,200            6,897                60,000                   24
  Sales and Marketing          1997       165,262       43,758            6,642                45,000                   46

Michael J. Orth (6)........    1999       159,615            0                0                20,000                  217
  Vice President of            1998       151,071       13,500                0                50,000                   24
    Research
  and Development              1997       129,306            0                0               100,000                   46

--------------------------

(1) 1999 bonuses were paid in 2000 to executive officers based upon performance in 1999. 1998 bonuses were paid in 1999 based upon performance in 1998. 1997 bonuses were paid in 1998 based upon performance in 1997.

(2) Reflects the cost of insurance premiums paid by InnerDyne for term life insurance under InnerDyne's group life insurance employee benefit.

(3) Mr. Mavity has a severance arrangement with InnerDyne pursuant to which he is entitled to the equivalent of one year's salary in the event his employment is terminated without cause. He also has a "change of control" arrangement with InnerDyne. See "Employment Agreements." Other Annual Compensation for 1997, 1998 and 1999 consists of an automobile allowance provided to Mr. Mavity.

(4) Mr. Stern commenced employment with InnerDyne in January 1996. Mr. Stern resigned from InnerDyne in March 2000. Prior to his resignation, Mr. Stern had a severance arrangement with InnerDyne pursuant to which he was entitled to the equivalent of six months' salary in the event his employment was terminated without cause. He also had a "change of control" arrangement with InnerDyne. See "Employment Agreements."

(5) Mr. Genter commenced employment with InnerDyne in April 1996. Mr. Genter has a severance arrangement with InnerDyne pursuant to which he is entitled to the equivalent of six months' salary in the event his employment is terminated without cause. He also has a "change of control" arrangement with InnerDyne. See "Employment Agreements." Other Annual Compensation for 1997, 1998 and 1999 consists of an automobile allowance and auto insurance provided to Mr. Genter.

(6) Mr. Orth resigned from InnerDyne in January 2000. Prior to his resignation, Mr. Orth had a "change of control" arrangement with InnerDyne. See "Employment Agreements."

STOCK OPTION GRANTS IN FISCAL 1999

    The following table sets forth information for the executive officers named in the Summary Compensation Table with respect to grants of options to purchase Common Stock of InnerDyne made in 1999 and the value of all options held by such executive officers on December 31, 1999.

                                                                INDIVIDUAL GRANTS
                       ----------------------------------------------------------------------------------------------------
                                                                                                  POTENTIAL RELIABLE VALUE
                                                                                                      AT ASSUMED ANNUAL
                                            PERCENT OF TOTAL                                        RATES OF STOCK PRICE
                             NUMBER             OPTIONS                                            APPRECIATION FOR OPTION
                         OF SECURITIES         GRANTED TO                                                 TERM (2)
                       UNDERLYING OPTIONS     EMPLOYEES IN     EXERCISE PRICE                     -------------------------
NAME                    GRANTED (SHARES)     FISCAL YEAR(1)    ($ PER SHARE)    EXPIRATION DATE     5% ($)       10% ($)
----                   ------------------   ----------------   --------------   ---------------   ----------   ------------
William G. Mavity....        150,000              23.4%            $2.875           9/14/09        $702,461     $1,118,551
Robert A. Stern......         20,000               3.1%             1.875            6/8/09          61,084         97,265
Daniel J. Genter.....         30,000               4.7%             1.875            6/8/09          91,625        145,898
Michael J. Orth......         20,000               3.1%             1.875            6/8/09          61,084         97,265

------------------------

(1) InnerDyne granted options to employees to purchase an aggregate of 641,900 shares of Common Stock during 1999.

(2) Potential realizable values are reported net of the option exercise price but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual realized gains, if any, on stock option exercises are dependent on future performance of InnerDyne's Common Stock, as well as the optionee's continued employment through the vesting period.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
  VALUES

    The following table sets forth information for the executive officers named in the Summary Compensation Table with respect to exercises in 1999 of options to purchase Common Stock of InnerDyne.

                                                                                            VALUE OF UNEXERCISEDIN-THE-
                                                          NUMBER OF SECURITIES UNDERLYING     MONEY OPTIONS AT FISCAL
                                                              UNEXERCISED OPTIONS AT                 YEAR-END
                       SHARES ACQUIRED   VALUE REALIZED           FISCALYEAR-END                 ($)(EXERCISABLE/
NAME                   ON EXERCISE (#)       ($)(1)       (#)(EXERCISABLE/UNEXERCISABLE)         UNEXERCISABLE)(1)
----                   ---------------   --------------   -------------------------------   ---------------------------
William G. Mavity....         0                0                  765,113/220,303               $1,599,763/$274,194
Robert A. Stern......         0                0                   179,297/64,453               $  450,587/$145,663
Daniel J. Genter.....         0                0                   221,644/70,856               $  558,798/$153,734
Michael J. Orth......         0                0                   203,754/49,996               $  513,292/$109,833

------------------------

(1) Value calculated by determining the difference between the fair market value of underlying securities at exercise date (for value realized) or year-end (for value at year-end), and the exercise price. The closing price of InnerDyne's Common Stock on December 31, 1999 was $3.50 per share.

EMPLOYMENT AGREEMENTS

    William G. Mavity and Daniel J. Genter, executive officers of InnerDyne, have employment agreements with InnerDyne pursuant to which they are entitled to the equivalent of one year's and six months' salary, respectively, in the event of termination of employment without cause. Prior to his resignation in March 2000, Robert A. Stern, an officer of InnerDyne, had an employment agreement with InnerDyne pursuant to which he was entitled to the equivalent of six months' salary in the event of termination of employment without cause.

    InnerDyne has adopted certain "change of control" arrangements with William
G. Mavity, and Daniel J. Genter pursuant to which all options granted to such executive officers to purchase InnerDyne's Common Stock shall immediately vest in the event that such officer's employment is involuntary terminated without cause within a specified period of time following a change of control.
Mr. Mavity's change of control agreement terminates upon the earlier of (i) the date that all obligations of the parties under the agreement have been satisfied or (ii) two years after a change of control. Mr. Genter's change of control agreement terminates upon the earlier of (i) the date that all obligations of the parties under the agreements have been satisfied or (ii) one year after a change of control. Events constituting a change of control include (i) any person acquiring 50% or more of the total voting power represented by InnerDyne's then outstanding voting securities without the approval of the Board, (ii) any merger, sale of assets or liquidation of InnerDyne in which InnerDyne's outstanding voting securities prior to the transaction cease to represent at least 50% of the total voting power represented by the voting securities of InnerDyne or of the surviving entity after the transaction or
(iii) replacing a majority of the Board of Directors. Prior to their respective resignations in January and March 2000, Michael J. Orth and Robert A. Stern had "change of control" arrangements with InnerDyne substantially identical to the arrangements of Daniel J. Genter described above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Medical Contracts Associates ("MCA"), an entity of which Edward W. Benecke is President, has been retained by InnerDyne to assist in the procurement and servicing of contracts with group purchasing organizations. InnerDyne paid MCA an aggregate of $13,333 in 1999. In August 2000, InnerDyne paid MCA $10,000. The agreement has expired.

    Mr. Curtis has a consulting agreement with InnerDyne which was inactive during 1996, 1997, 1998 and 1999 and has remained so to date in 2000. InnerDyne did not pay any consulting fees to Mr. Curtis in 1999.

    See "Employment Agreements" for a description of certain severance and change of control arrangements between InnerDyne and William G. Mavity and Daniel J. Genter, officers of InnerDyne.

    InnerDyne believes that all of the transactions set forth above were made on terms no less favorable to InnerDyne than could have been obtained from unaffiliated third parties.

    InnerDyne has entered into indemnification agreements with each of its directors and executive officers which may require InnerDyne, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' liability insurance if available on reasonable terms.

                                                                         ANNEX B

[US BANCORP LOGO]

800 Nicollet Mall
Minneapolis, MN 55402-7020

612 303-6000

October 3, 2000

The Board of Directors
InnerDyne, Inc.
1244 Reamwood Avenue
Sunnyvale, California 94089

Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the "Common Stock") of InnerDyne, Inc. ("InnerDyne") of the proposed consideration to be received by the holders of Common Stock pursuant to an Agreement and Plan of Merger to be dated as of October 3, 2000 (the "Agreement") among InnerDyne, Tyco Acquisition Corp. X ("Parent"), a direct, wholly-owned subsidiary of Tyco International Ltd. ("Tyco") and VLMS, Inc. ("Merger Sub"), a direct, wholly-owned subsidiary of Parent. Pursuant to the Agreement, Merger Sub will make a stock tender offer ("Tender Offer") for all of the outstanding shares of Common Stock at a purchase price of $7.50 per share in Tyco common shares based on the average daily volume-weighted selling price of a share of common stock for the five consecutive trading days ending on a specified date prior to the tender offer expiration date (the "Offer Price"). Following completion of the Tender Offer, Merger Sub would be merged into InnerDyne (the "Merger") and each outstanding share of Common Stock would be converted into the right to receive Tyco common stock at the Offer Price. The terms and conditions of the Tender Offer and Merger (collectively, the "Transaction") are more fully set forth in the Agreement. The Transaction is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and is intended to be treated as a purchase for accounting purposes.

    U.S. Bancorp Piper Jaffray, Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as exclusive financial advisor to InnerDyne in connection with the Agreement and will receive a fee for our services, which is contingent upon consummation of the Tender Offer. In addition, we will receive a separate fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Tender Offer. InnerDyne has also agreed to indemnify us against certain liabilities in connection with our services. We make a market in the Common Stock and provide research coverage for InnerDyne. In the ordinary course of our business, we and our

           Member SIPC and NYSE, Inc., a subsidiary of U.S. Bancorp.

affiliates may actively trade securities of InnerDyne and Tyco for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

    In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) a draft copy of the Agreement and Plan of Merger dated October 3, 2000, (ii) certain financial, operating, business and other information relative to InnerDyne that was publicly available or furnished by the management of InnerDyne, including certain publicly available market and securities date of InnerDyne, (iii) to the extent publicly available, the stock price premiums paid and financial terms of certain acquisition transactions involving companies operating in industries in which InnerDyne operates and operating performance and valuation analyses of selected public companies deemed comparable to InnerDyne, and (iv) certain financial, operating, business and other information relative to Tyco that was publicly available or furnished by the management of Tyco, including certain publicly available market and securities data of Tyco. In addition, we had discussions with members of the management of InnerDyne concerning the financial condition, current operating results and business outlook for InnerDyne on a stand-alone basis and as a subsidiary of Parent.

    We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by InnerDyne and Tyco, or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the management of InnerDyne that the information provided to us by InnerDyne has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates and judgment of InnerDyne's management, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that neither Tyco, on a consolidated basis, nor InnerDyne is a party to any material pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction, any previously publicly announced transaction or in the ordinary course of business.

    In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of InnerDyne, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity or regarding whether the necessary regulatory approvals, equity financings of Tyco or other conditions to consummation of the Transaction contained in the Agreement will be obtained or satisfied.

    This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

    We are not expressing any opinion herein as to the price at which shares of Common Stock or Tyco common stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

    This opinion is directed to the Board of Directors of InnerDyne and is not intended to be and does not constitute a recommendation to any stockholder of InnerDyne. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Except with respect to the use of this opinion in connection with the Schedule 14D-9 relating to the Tender Offer or the prospectus/proxy statement relating to the Merger in accordance with the terms of the engagement letter, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

    Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Offer Price proposed to be received in the Transaction by the stockholders of InnerDyne pursuant to the Agreement for the Common Stock is fair, from a financial point of view, to such stockholders (other than Parent or its affiliates) as of the date hereof.

Sincerely,

/s/ U.S. Bancorp Piper Jaffray, Inc.

U.S. BANCORP PIPER JAFFRAY INC.